UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A
                             (Amendment No. 2)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934



                       Interstate Hotels Corporation
--------------------------------------------------------------------------------
                              (Name of Issuer)

             Class A Common Stock (Par Value $ 0.01 Per Share)
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 46088R108
--------------------------------------------------------------------------------
                               (CUSIP Number)




         Jonathan L. Mechanic, Esq.                 Richard E. Schatz, Esq.
Fried, Frank, Harris, Shriver & Jacobson        Stearns Weaver Miller Weissler
            One New York Plaza                    Alhadeff & Sitterson, P.A.
            New York, NY 10004               150 West Flagler Street, Suite 2200
             (212) 859-8000                          Miami, Florida 33130
                                                       (305) 789-3570

                             Hughes & Luce LLP
                              1717 Main Street
                                 Suite 2800
                              Dallas, TX 75201
                               (214) 939-5425
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                                May 1, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    CGLH PARTNERS I LP

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       1,250,000*

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        0

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                 1,250,000*
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   0

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,434,588**

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.1%***

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    PN

---------- ---------------------------------------------------------------------

* Represents the number of shares of Common Stock into which the Series B Preferred Stock beneficially owned by the Reporting Person is convertible as at April 16, 2002. See Item 5

** Represents the aggregate amount of Class A Common Stock beneficially owned by both CGLH Partners I LP and CGLH Partners II LP, which together hold all the securities initially issued pursuant to the Securities Purchase Agreement (defined herein) and includes 74,032 shares of Common Stock of which such entities are deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities held by CGLH Partners I LP and CGLH Partners II LP would, initially, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

*** Represents percent of class outstanding, based on 5,487,885 shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at April 16, 2002, as represented by the Issuer in its amended Annual Report on Form 10-K, as filed on April 19, 2002. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities held by CGLH Partners I LP and CGLH Partners II LP would, as at April 19, 2002, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (57.7%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    CGLH PARTNERS II LP

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       5,360,556*

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        0

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                 5,360,556*
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   0

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,434,588**

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.1%***

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    PN

---------- ---------------------------------------------------------------------

* Represents the number of shares of Common Stock into which the Notes beneficially owned by the Reporting Person are convertible as at April 16, 2002. See Item 5.

** Represents the aggregate amount of Class A Common Stock beneficially owned by both CGLH Partners I LP and CGLH Partners II LP, which together hold all the securities initially issued pursuant to the Securities Purchase Agreement (defined herein) and includes 74,032 shares of Common Stock of which such entities are deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities held by CGLH Partners I LP and CGLH Partners II LP would, initially, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

*** Represents percent of class outstanding, based on 5,487,885 shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at April 16, 2002, as represented by the Issuer in its amended Annual Report on Form 10-K, as filed on April 19, 2002. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities held by CGLH Partners I LP and CGLH Partners II LP would, as at April 19, 2002, be Convertible into an aggregate of 7,500,000 shares of Class A Common Stock (57.7%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    LB INTERSTATE GP LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,360,556*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                 5,360,556*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,434,588*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.1%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------


* Represents the number of shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at April 16, 2002 and includes, in the case of row 11, 74,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, based on 5,487,885 shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at April 16, 2002, as represented by the Issuer in its amended Annual Report on Form 10-K, as filed on April 19, 2002. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at April 19, 2002, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (57.7%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    LB INTERSTATE LP LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,360,556*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                 5,360,556*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,434,588*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.1%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------

* Represents the number of shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at April 16, 2002 and includes, in the case of row 11, 74,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, based on 5,487,885 shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at April 16, 2002, as represented by the Issuer in its amended Annual Report on Form 10-K, as filed on April 19, 2002. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at April 19, 2002, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (57.7%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    PAMI LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,360,556*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                 5,360,556*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,434,588*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.1%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------

* Represents the number of shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at April 16, 2002 and includes, in the case of row 11, 74,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, based on 5,487,885 shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at April 16, 2002, as represented by the Issuer in its amended Annual Report on Form 10-K, as filed on April 19, 2002. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at April 19, 2002, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (57.7%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    PROPERTY ASSET MANAGEMENT INC.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,360,556*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                 5,360,556*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,434,588*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.1%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    CO

---------- ---------------------------------------------------------------------

* Represents the number of shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at April 16, 2002 and includes, in the case of row 11, 74,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, based on 5,487,885 shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at April 16, 2002, as represented by the Issuer in its amended Annual Report on Form 10-K, as filed on April 19, 2002. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at April 19, 2002, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (57.7%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    LEHMAN ALI INC.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,360,556*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                 5,360,556*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,434,588*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.1%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    CO

---------- ---------------------------------------------------------------------

* Represents the number of shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at April 16, 2002 and includes, in the case of row 11, 74,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, based on 5,487,885 shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at April 16, 2002, as represented by the Issuer in its amended Annual Report on Form 10-K, as filed on April 19, 2002. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at April 19, 2002, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (57.7%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    LEHMAN BROTHERS HOLDINGS INC.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,360,556*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                 5,360,556*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,434,588*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.1%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    HC/CO

---------- ---------------------------------------------------------------------

* Represents the number of shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at April 16, 2002 and includes, in the case of row 11, 74,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, based on 5,487,885 shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at April 16, 2002, as represented by the Issuer in its amended Annual Report on Form 10-K, as filed on April 19, 2002. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at April 19, 2002, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (57.7%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    MK/CG GP LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,360,556*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                 5,360,556*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,434,588*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.1%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------

* Represents the number of shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at April 16, 2002 and includes, in the case of row 11, 74,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, based on 5,487,885 shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at April 16, 2002, as represented by the Issuer in its amended Annual Report on Form 10-K, as filed on April 19, 2002. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at April 19, 2002, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (57.7%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    MK/CG LP LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,360,556*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                 5,360,556*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,434,588*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.1%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------

* Represents the number of shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at April 16, 2002 and includes, in the case of row 11, 74,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, based on 5,487,885 shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at April 16, 2002, as represented by the Issuer in its amended Annual Report on Form 10-K, as filed on April 19, 2002. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at April 19, 2002, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (57.7%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    CG INTERSTATE ASSOCIATES LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,360,556*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                 5,360,556*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,434,588*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.1%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------

* Represents the number of shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at April 16, 2002 and includes, in the case of row 11, 74,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, based on 5,487,885 shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at April 16, 2002, as represented by the Issuer in its amended Annual Report on Form 10-K, as filed on April 19, 2002. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at April 19, 2002, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (57.7%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      CONTINENTAL GENCOM HOLDINGS, LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,360,556*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                 5,360,556*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,434,588*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.1%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------

* Represents the number of shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at April 16, 2002 and includes, in the case of row 11, 74,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, based on 5,487,885 shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at April 16, 2002, as represented by the Issuer in its amended Annual Report on Form 10-K, as filed on April 19, 2002. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at April 19, 2002, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (57.7%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    KFP INTERSTATE, LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,360,556*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                 5,360,556*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,434,588*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.1%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------

* Represents the number of shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at April 16, 2002 and includes, in the case of row 11, 74,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, based on 5,487,885 shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at April 16, 2002, as represented by the Issuer in its amended Annual Report on Form 10-K, as filed on April 19, 2002. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at April 19, 2002, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (57.7%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GROSVENOR, LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,360,556*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                 5,360,556*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,434,588*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.1%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------

* Represents the number of shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at April 16, 2002 and includes, in the case of row 11, 74,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, based on 5,487,885 shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at April 16, 2002, as represented by the Issuer in its amended Annual Report on Form 10-K, as filed on April 19, 2002. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at April 19, 2002, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (57.7%). Stock (55.2%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    QUADRANGLE TRUST COMPANY (BVI) LIMITED

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    BRITISH VIRGIN ISLANDS

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,360,556*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                 5,360,556*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,434,588*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.1%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------

* Represents the number of shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at April 16, 2002 and includes, in the case of row 11, 74,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, based on 5,487,885 shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at April 16, 2002, as represented by the Issuer in its amended Annual Report on Form 10-K, as filed on April 19, 2002. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at April 19, 2002, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (57.7%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    KFP HOLDINGS, LTD.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,360,556*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                 5,360,556*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,434,588*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.1%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------

* Represents the number of shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at April 16, 2002 and includes, in the case of row 11, 74,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, based on 5,487,885 shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at April 16, 2002, as represented by the Issuer in its amended Annual Report on Form 10-K, as filed on April 19, 2002. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at April 19, 2002, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (57.7%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    SHERWOOD M. WEISER

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    PF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       22,642

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,360,556*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   22,642
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                 5,360,556*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,434,588*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.1%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IN

---------- ---------------------------------------------------------------------

* Represents the number of shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at April 16, 2002 and includes, in the case of row 11, 51,390 shares of Common Stock of which the Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49%of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, based on 5,487,885 shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at April 16, 2002, as represented by the Issuer in its amended Annual Report on Form 10-K, as filed on April 19, 2002. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at April 19, 2002, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (57.7%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    DONALD E. LEFTON

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    PF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       21,390

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,360,556*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   21,390
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                 5,360,556*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,434,588*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.1%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IN

---------- ---------------------------------------------------------------------

* Represents the number of shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at April 16, 2002 and includes, in the case of row 11, 52,642 shares of Common Stock of which the Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49%of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, based on 5,487,885 shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at April 16, 2002, as represented by the Issuer in its amended Annual Report on Form 10-K, as filed on April 19, 2002. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at April 19, 2002, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (57.7%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    KARIM ALIBHAI

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    PF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       30,000

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,360,556*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   30,000
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                 5,360,556*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,434,588*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.1**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IN

---------- ---------------------------------------------------------------------

* Represents the number of shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at April 16, 2002 and includes, in the case of row 11, 44,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1).
     The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49%of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

** Represents percent of class outstanding, based on 5,487,885 shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at April 16, 2002, as represented by the Issuer in its amended Annual Report on Form 10-K, as filed on April 19, 2002. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at April 19, 2002, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock (57.7%).

               Pursuant to Rule 13d-2(a) of Regulation 13D of the general Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amends its Schedule 13D statement dated September 10, 2000, as amended on November 6, 2000 (the "Original Statement"), relating to the shares of common stock, par value $.01 per share (the "Common Stock") of Interstate Hotels Corporation, a Maryland corporation (the "Company") as set forth herein. Capitalized terms used herein but not defined shall have the meanings set forth in the Original Statement.


ITEM 2.        IDENTITY AND BACKGROUND

Item 2 is hereby amended by deleting the words "The Sutherland Trust" in both places where they occur, and substituting the words "The Newlyn Trust".

Item 2 is hereby further amended by deleting the second to last paragraph and substituting the following:

               "The Reporting Persons have entered into a Joint Filing Agreement, dated as of May 10, 2002, a copy of which is attached hereto as
Exhibit 1. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Exchange Act.

               During December 2001, the Newlyn Trust acquired all of the ownership interest of The Sutherland Trust in Grosvenor, LLC."

               Schedule E to the Original Statement is hereby deleted and substituted by inserting Schedule E in the form attached hereto.

ITEM 5.        INTERESTS IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended by deleting the first three paragraphs of Item 5, paragraph (a), and restating such paragraphs as follows:

               "(a) The information contained in Items 11 and 13 of each of the cover pages to this Schedule 13D are incorporated herein by reference.

               Based on the information disclosed by the Company in its amended Annual Report on Form 10-K, as filed on April 19, 2002, as at April 16, 2002 there were 5,487,885 shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding.

               Pursuant to the Securities Purchase Agreement, at the closing, the CGLH Partnerships acquired securities which are initially convertible into shares of Common Stock at a conversion price of $4.00 per share. The terms of the Notes and the Preferred Stock prohibit any single holder from converting such securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. Accordingly, as at April 16, 2002, the CGLH Partnerships do not have the right to convert the Notes and the Preferred Stock into more than 5,360,556 shares of Common Stock. Absent this restriction, the Notes and Preferred Stock would be initially convertible into an aggregate of 7,500,000 shares of Common Stock, representing approximately 56.7% of the outstanding shares of Common Stock, and approximately 57.7% of the outstanding shares of Class A Common Stock after giving effect to the conversion. In addition, if all or part of the Notes and Preferred Stock are transferred to unaffiliated persons so that no single person and its affiliates would, upon conversion, own more than 49%, then 7,500,000 shares of Common Stock would be issuable upon conversion of the Notes and the Preferred Stock."


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended by adding the following at the end thereof:

"On May 1, 2002, the Company entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT") with MeriStar Hotels & Resorts, Inc. ("MERISTAR"), whereby the Company will merge with and into MeriStar with MeriStar surviving (the "MERGER"). The Merger Agreement is reproduced as an exhibit to a Schedule 14A filed by the Company on May 2, 2002. In connection with the Merger the Company and MeriStar requested, and the CGLH Partnerships agreed, to enter into two agreements, each dated May 1, 2002: (i) an Interstate Hotels Corporation Stockholder Voting and Conversion Agreement (the "VOTING AGREEMENT") between MeriStar and the signatories thereto, and
(ii) a Conversion Incentive Agreement among the Company and the CGLH Partnerships (the CONVERSION INCENTIVE AGREEMENT"). The Voting Agreement and the Conversion Incentive Agreement are each reproduced as exhibits to a
Schedule 14A filed by the Company on May 2, 2002, and are incorporated herein by reference, and the following description of such agreements is qualified in its entirety by the full text of such agreements.

Pursuant to the Voting Agreement, each of the signatories thereto, including the CGLH Partnerships, agreed to vote all securities of the Company beneficially owned by them in favor of the Merger at any meeting of the Company's stockholders called to vote upon the Merger (the "STOCKHOLDERS MEETING"), and to grant to MeriStar a proxy to vote those securities at such meetings. Further, the parties to the Voting Agreement agreed that, to the extent such conversion is not restricted by the terms of the Series A Preferred Stock and Notes, they will convert such securities into shares of the Company's Common Stock on or before the record date (the "RECORD DATE") for such stockholders meeting (the "Required Conversion"). The parties to the Voting Agreement have a right (the "Non-Conversion Right") not to carry out the Required Conversion if certain conditions to the obligations of the Company and MeriStar to close the merger transaction pursuant to the Merger Agreement shall not have been satisfied as of the Record Date. Those conditions include (i) that there shall not be any injunction or similar order prohibiting the Merger, (ii) there shall not have occurred a material adverse effect on the Company,
(iii) there shall not have been any material breach of MeriStar's representations and warranties contained in the Merger Agreement, (iv) there shall not have occurred any material adverse effect on MeriStar, and
(v) MeriStar Hospitality Corporation, a company with which MeriStar has a close economic relationship, shall not have revoked the consent agreement that it gave to MeriStar in connection with the execution of the Merger Agreement. The parties to the Voting Agreement agreed that in connection with the Merger any shares of Series B Preferred Stock and any Notes that are outstanding at the time of the Merger will be converted immediately following the Merger into shares of common stock of the surviving corporation as if such securities had been converted into shares of the Company's Common Stock immediately prior to the Merger.

Pursuant to the Conversion Incentive Agreement, the parties thereto set forth the detail of how the Series B Preferred Stock and Notes owned by the CGLH Partnerships are to be converted into shares of the Company's Common Stock in accordance with their terms on the record date for the Stockholders Meeting. It further provided that, in order to induce the CGLH Partnerships to agree to convert their Series B Preferred Stock and Notes and enter into the Voting Agreement and thereby facilitate the transactions contemplated by the Merger Agreement, the Company shall pay to the CGLH Partnerships upon the closing of the Required Conversion the sum of $9,250,000. It is a condition to the parties' obligation to close the Required Conversion and make such payment that any Non-Conversion Right under the Voting Agreement shall not have been exercised.

In addition, by letter agreement dated May 1, 2002 (a copy of which is attached as Exhibit 2 to this Schedule 13D, and incorporated herein by reference), the Company and MeriStar agreed that, as a further inducement for the CGLH Partnerships to enter into the Voting Agreement and the Conversion Incentive Agreement, for so long as the CGLH Partnerships or their Permitted Transferees (as defined therein) continue to hold at least 75% of the shares of common stock of the surviving corporation that they beneficially own as at the Effective Time of the Merger, then the surviving corporation shall include in the slate of directors recommended for election by the board of directors to the stockholders of the surviving corporation, that number of persons designated by the CGLH Partnerships as would result in there being five such designee directors on the board if all of such designee directors were elected (or such lesser number as there are vacancies on the board). The right of the CGLH Partnerships to have such designees recommended for election terminates after 18 months."




ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1         Joint Filing Agreement
Exhibit 2         Board Composition Letter
Exhibit 3 Interstate Hotels Corporation Stockholders Voting and Conversion Agreement, dated May 1, 2002*
Exhibit 4         Conversion Incentive Agreement, dated May 1, 2002*

* Incorporated by reference to the Company's filing on Schedule 14A, filed with the Securities and Exchange Commission on May 2, 2002.

                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2002


                                        CGLH Partners I LP


                                        By: /s/ Joseph J. Flannery
                                           --------------------------------
                                           Name: Joseph J. Flannery
                                           Title: Authorized Signatory



                                        CGLH Partners II LP


                                        By: /s/ Joseph J. Flannery
                                           --------------------------------
                                           Name: Joseph J. Flannery
                                           Title: Authorized Signatory



                                        LB Interstate GP LLC


                                        By: /s/ Joseph J. Flannery
                                           --------------------------------
                                           Name: Joseph J. Flannery
                                           Title: Authorized Signatory



                                        LB Interstate LP LLC


                                        By: /s/ Joseph J. Flannery
                                           --------------------------------
                                           Name: Joseph J. Flannery
                                           Title: Authorized Signatory



                                        PAMI LLC


                                        By: /s/ Joseph J. Flannery
                                           --------------------------------
                                           Name: Joseph J. Flannery
                                           Title: Authorized Signatory



                                        Property Asset Management Inc.


                                        By: /s/ Joseph J. Flannery
                                           --------------------------------
                                           Name: Joseph J. Flannery
                                           Title: Authorized Signatory



                                        Lehman ALI Inc.



                                        By: /s/ Joseph J. Flannery
                                           --------------------------------
                                           Name: Joseph J. Flannery
                                           Title: Authorized Signatory



                                        Lehman Brothers Holdings Inc.


                                        By: Joseph J. Flannery
                                           --------------------------------
                                           Name: Joseph J. Flannery
                                           Title: Authorized Signatory



                                        MK/CG GP LLC


                                        By: /s/ Donald E. Lefton
                                           --------------------------------
                                           Name: Donald E. Lefton
                                           Title: Authorized Signatory



                                        MK/CG LP LLC


                                        By: /s/ Donald E. Lefton
                                           --------------------------------
                                           Name: Donald E. Lefton
                                           Title: Authorized Signatory



                                        CG Interstate Associates LLC


                                        By: /s/ Donald E. Lefton
                                           --------------------------------
                                           Name: Donald E. Lefton
                                           Title: Authorized Signatory



                                        Continental Gencom Holdings, LLC


                                        By: /s/ Donald E. Lefton
                                           --------------------------------
                                           Name: Donald E. Lefton
                                           Title: Authorized Signatory



                                        KFP Interstate, LLC


                                        By: /s/ Mahmood Khimji
                                           --------------------------------
                                           Name: Mahmood Khimji
                                           Title: Authorized Signatory



                                        Grosvenor, LLC

                                        By: /s/ Mahmood Khimji
                                           --------------------------------
                                           Name: Mahmood Khimji
                                           Title: Authorized Signatory



                                        Quadrangle Trust Company (BVI) Limited
                                          as trustee of The Newlyn Trust

                                        By: /s/ Nicholas Lane
                                           --------------------------------
                                           Name: Nicholas Lane
                                           Title: Director



                                        KFP Holdings, Ltd.


                                        By: /s/ Mahmood Khimji
                                           --------------------------------
                                           Name: Mahmood Khimji
                                           Title: Authorized Signature




                                        Sherwood M. Weiser

                                        /s/ Sherwood M. Weiser
                                        -----------------------------------



                                        Donald E. Lefton

                                        /s/ Donald E. Lefton
                                        -----------------------------------



                                        Karim Alibhai

                                        /s/ Karim Alibhai
                                        -----------------------------------

                                SCHEDULE E


                      Executive Officers and Directors
                                     of
                   Quadrangle Trust Company (BVI) Limited


                  The names and principal occupations of the directors and executive officers of Quadrangle Trust Company (BVI) Limited are as set forth below.



          Name                               Present Principal Occupation
          ----                               ----------------------------

Directors:

Nicholas Lane (a United Kingdom citizen)     Trust Manager
                                             Insinger Trust (BVI) Limited
                                             PO Box 438,
                                             Tropic Isle Building,
                                             Wicksham Cay 1,
                                             Roadtown, Tortola,
                                             British Virgin Islands

Roger White (a United Kingdom citizen)       Chief Executive Officer
                                             Insinger Trust (BVI) Limited
                                             PO Box 438,
                                             Tropic Isle Building,
                                             Wicksham Cay 1,
                                             Roadtown, Tortola,
                                             British Virgin Islands

Raymond Page (a United Kingdom citizen)      Chartered Accountant
                                             Insinger Trust (BVI) Limited
                                             PO Box 237,
                                             St. Peter Port,
                                             Gurnsey,
                                             Channel Islands